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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934




                        Hercules Development Group, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, par value $.0001
                     ---------------------------------------
                         (Title of Class of Securities)



                                    42710H105
                              ---------------------
                                 (CUSIP Number)



                  Shai Stern, Hercules Development Group, Inc.,
              43 Maple Avenue, Cedarhurst, NY 11516, (917) 450-8997
      ---------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 28, 2001
                               -------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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                                  SCHEDULE 13D


CUSIP No.__42710H105



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)    [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
--------------------------------------------------------------------------------
Number of               7          SOLE VOTING POWER
Shares Owned
By Each                            23,820,000 Shares of Common Stock
Reporting
Person
With
                        --------------------------------------------------------
                        8          SHARED VOTING POWER


                        --------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                   23,820,000

                        --------------------------------------------------------
                        10         SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          23,820,000

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                       [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          76%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


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Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, $0.001 par value per share of Hercules Development Group, Inc., a Colorado corporation, with its principal executive offices at 2121 30th Street, Boulder CO 80301.

Item 2.  Identity and Background.

         This Statement is being filed by Shai Stern, whose address is 43 Maple Avenue, Cedarhurst, NY 11516. During the last five years Mr. Stern has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Stern is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         All purchases of common stock of Hercules Development Group, Inc. made by Mr. Stern were made using personal funds. As of the Date of Event which required the filing of this Statement, Mr. Stern had used approximately $238.00 of his personal funds to purchase Hercules Development Group, Inc. common stock. No other funds or other consideration were used in making such purchases.

Item 4.  Purpose of Transaction.

         All Hercules Development Group, Inc. securities owned by Mr. Stern have been acquired by Mr. Stern for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

         As of the Date of the Event which required the filing of this Statement, February 28, 2001, 2001, Mr. Stern owned 23,820,000 shares of Hercules Development Group, Inc. common stock. The Hercules Development Group, Inc. securities owned by Mr. Stern as of October 22, 2001 represented approximately 76% of the issued and outstanding shares of Hercules Development Group, Inc. common stock. As of October 22, 2001, Mr. Stern had sole power to vote and dispose of each of the 23,820,000 shares of Hercules Development Group, Inc. common stock beneficially owned by him. In the sixty days prior to February 28, 2001, the Date of the event requiring the filing of this Statement to October 22, 2001, Mr. Stern has not engaged in any other transactions involving Hercules Development Group, Inc. common stock.


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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Stern received 20,000 shares of Hercules Development Group, Inc. common stock in consideration for his agreement to serve as the interim Chief Executive Officer of Hercules Development Group, Inc. Mr. Stern has also agreed to cancel 23,800,000 of his 23,820,000 Hercules Development Group, Inc. shares of common stock owned in the aggregate upon the consummation of the contemplated merger of Hercules Development Group, Inc. and Astralis LLC. Mr. Stern does not have any other contracts, arrangements, understandings or relationships with respect to the securities of Hercules Development Group, Inc.

Item 7.  Material to be Filed as Exhibits.

         None.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2001


                                                /s/ Shai Stern
                                      -----------------------------------
                                                  Shai Stern



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